UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 1, 2023 titled “Arcos Dorados Reports Strong Comparable Sales for the Fourth Quarter 2022 and Provides Guidance for 2023”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: February 1, 2023

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS STRONG COMPARABLE SALES FOR THE FOURTH QUARTER 2022 AND PROVIDES GUIDANCE FOR 2023

Systemwide comparable sales1 grew 35.7% in the fourth quarter of 2022 and revenue surpassed $1.0 billion for the first time in a single quarter

Adjusted EBITDA1 in the fourth quarter of 2022 surpassed
the previous quarterly record established in the fourth quarter of 2021

Arcos Dorados opened 66 restaurants in 2022 and expects to open 75 to 80 restaurants in 2023, with around 90% of openings in both years being free-standing units

Montevideo, Uruguay, February 1, 2023 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported its systemwide comparable sales results for the fourth quarter and full year ended December 31, 2022, ahead of its quarterly earnings announcement planned for March 15, 2023. The Company also provided guidance for restaurant openings, modernizations and total capital expenditures for 2023.

“The Three D’s strategy of Digital, Delivery and Drive-thru, combined with increasing on-premise restaurant traffic, kept sales growth strong throughout 2022 in all divisions. With expanding Digital functionality and the largest free-standing restaurant portfolio in the industry, our guests are able to choose what, when, where and how they want to enjoy their McDonald’s experience. Our market research shows we gained significant market share, especially in Delivery and Drive-thru, widening the gap with our nearest competitors across the region in 2022. Comparable sales rose from two to more than three times blended inflation last year, in all divisions. This real sales growth helped generate operating leverage and higher Adjusted EBITDA. Based on preliminary results, Adjusted EBITDA in US dollars in the fourth quarter surpassed the previous quarterly record established in 2021,” said Marcelo Rabach, Arcos Dorados’ Chief Executive Officer.

“We executed our openings and modernization plans for 2022, exceeding guidance for both while focusing openings on free-standing units. This structural competitive advantage was made stronger, as we opened far more free-standing units than any other restaurant operator in the region. We have a robust openings pipeline for 2023 and continue to believe we can open at least 1,000 McDonald’s restaurants in our footprint over the next ten years.”

1excluding Venezuela. Adjusted EBITDA refers to unaudited, estimated result as of the time of this press release.

Systemwide Comparable Sales Growth

	Increase / (Decrease)
vs. the prior year period	1Q22	2Q22	3Q22	4Q22	FY 2022
Brazil	39.0%	37.4%	21.8%	21.9%	28.8%
NOLAD	24.1%	20.9%	18.2%	19.6%	20.6%
SLAD, excl. Venezuela	64.3%	98.8%	67.8%	70.7%	74.2%
Total, excl. Venezuela	42.0%	47.9%	34.2%	35.7%	39.4%

Venezuela is excluded due to distortions caused by its macroeconomic volatility, including its current hyperinflationary environment and heavily regulated currency.

Systemwide comparable sales growth versus the prior year remained strong in the fourth quarter and also improved sequentially.

Marketing campaigns, designed to generate excitement around the FIFA World Cup, were launched early in the quarter, driving record October sales and profitability. The Company leveraged its Digital platform to engage guests and leverage its competitive strengths in both Delivery and Drive-thru. Digital channels contributed 44% of sales in the quarter, including 52% in Brazil, boosted by the highest ever quarterly Delivery sales since the introduction of the service.

Profitability also remained strong, with preliminary results indicating record US dollar Adjusted EBITDA. The Company offset a challenging comparison with the prior year, which included $9.2 million of non-recurring items, and the impact of the final increase in the Company’s royalty rate.

2022 Actual and 2023 Guidance – Openings and Capital Expenditures

Openings and Modernizations

The Company opened 66 Experience of the Future (EOTF) restaurants in 2022, including 59 free-standing units. There were 40 openings in Brazil and a relatively even number of openings between NOLAD and SLAD. The Company also modernized more than 110 existing restaurants to the EOTF format.

For 2023, the Company expects to open 75 to 80 EOTF restaurants and modernize around 250 existing restaurants to the EOTF format. Similar to 2022, about 60% of gross openings in 2023 are expected to be in Brazil.

Capital Expenditures

Total capital expenditures in 2022 were approximately $220 million, including all openings, modernizations, optimizations and maintenance in the restaurant portfolio as well as the Company’s investments in its Digital platform and back-office systems.

For 2023, the Company expects total capital expenditures to be around $350 million, which will be fully funded with cash on hand and cash generated from operations.

McDonald’s – Growth Support

As previously disclosed, McDonald’s agreed to continue providing the Company with Growth Support, which is expected to lower the consolidated effective royalty rate to around 6.0% of sales in both 2023 and 2024.

Investor Update Webcast

A webcast to discuss the information contained in this press release will be held tomorrow, February 2, 2023, beginning at 7:30 a.m. EST. In order to access the webcast, members of the investment community should follow this link Arcos Dorados 2023 Investor Update.

A replay of the webcast will be available following the conclusion of the event through March 15, 2023 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@mcd.com.uy	david.grinberg@mcd.com.uy

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Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale, equity method investments, or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance.

The Company is unable to present a quantitative reconciliation of expected 2022 Adjusted EBITDA, which is a non-GAAP measure, because it has not yet completed the Audit for 2022 and therefore does not have the final, audited figures to provide the reconciliation.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 12/31/2022). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2023 to 2024. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.